Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
SAP America, Inc. 401(k) Plan:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-41762 and 333-63496) of SAP AG of our report dated June 27, 2008, with respect to the statements of net assets available for benefits of SAP America, Inc. 401(k) Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006, and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of SAP America, Inc. 401(k) Plan.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 27, 2008